Exhibit 12.1

						Pre-Transaction		Post-Transaction	Pro Forma
						Six Months	January 4, 2004	May 2, 2004		Six Months
						Ended	through	through	Fiscal	July 3,
(in millions)	1999	2000	2001	2002	2003	June 28, 2003	May 1, 2004	July 3, 2004	2003	2004

Earnings:
Pretax income before extraordinary items andcumulative effect of accounting changes	$15,800	$35,499	$39,632	$28,234	$64,094	$27,311	$40,518	$3,943	$22,866	$31,867
Fixed charges	10,209	19,563	15,398	21,961	22,828	11,270	6,593	8,680	57,296	27,326

Earnings as adjusted	$26,009	$55,062	$55,030	$50,195	$86,922	$38,581	$47,111	$12,623	$80,162	$59,193

Fixed charges:

All interest, whether capitalized or expensed (exclude interest income)	$10,123	$18,193	$14,125	$20,862	$21,521	$10,618	$6,048	$8,372	$55,989	$26,674
Interest portion of rental expense	86	1,370	1,273	1,099	1,307	652	545	308	1,307	652

Fixed charges	$10,209	$19,563	$15,398	$21,961	$22,828	$11,270	$6,593	$8,680	$57,296	$27,326

Fixed charges ratio	2.6	2.8	3.6	2.3	3.8	3.4	7.1	1.5	1.4	2.2

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges.  Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.